AKBANK

RECEIVED
2006 MAR -6 A 10: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

28.02.2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06011293

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Enclosures;

1) Announcement : Inclusion made to the changed 4th article of our Articles of Association
2) FY 2005 General Meeting Agenda, including the amended new clause

dw 3/6

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

AKBANK

File No : 82 - 34825

28 February 2006

To the Investment Community,

The Turkish Banking Regulations and Supervision Agency (BRSA) has demanded an inclusion to the change made in the 4th article of our Articles of Association.

This inclusion to the end of the article is:

"In case the necessary permissions are taken in line with the concerning regulations"

Please find enclosed the Agenda of The Ordinary General Meeting with this inclusion.

Regards

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

Ordinary General Meeting Agenda

The Ordinary General Meeting of Akbank for the fiscal year 2005, is scheduled to be held at Sabancı Center, 4. Levent, Istanbul on March 27, 2006 at 14:30, for the purpose of discussing the subjects mentioned in the below agenda.

The agenda of the Ordinary General Meeting to be held on March 27, 2006:

1- Appointment of the Directing Council and its authorization to sign the minutes of the General Meeting,
2- Announcement of the reports of the Board of Directors, Internal Audit Committee and the Independent Auditor,
3- Ratification of the Balance Sheet and Profit & Loss Statement for 2005, discharge of the Board of Directors and Auditors from the liabilities born from the operations and accounts of 2005,
4- Decision about the disbursement of 2005 profits,
5- Election of the new Internal Audit Committee members and determination of their salaries,
6- Amendment of the 4th, 24th, and 101st articles of the Bank's Articles of Association,
7- Empowerment of the Board of Directors in connection with matters falling within the scope of articles 334 and 335 of the Turkish Commercial Code.

The amendments in the 4th, 24th, and 101st articles of the Bank's Articles of Association are as follows:

Article: 4

Purpose and Scope of Business

Article 4, which comprises 19 clauses, is about the purpose and scope of business and is amended with the inclusion of a new clause. The 20th clause is as follows:

XX- The bank conducts business, in accordance with the scope of business determined by the Banking Law and legislations subject to this law encompassing any changes that may take place in these, in the future, **in case the necessary permissions are taken in line with the concerning regulations.**

Article 24

Constitution of the Board of Directors

In the old version of Article 24, 'The Bank was managed and represented by a Board of Directors constituting of minimum seven, maximum nine members to be chosen by the General Assembly

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

from among the shareholders according to the Turkish Commercial Code. According to the amendment, the number of the Board of Directors to be chosen by the General Assembly from among the shareholders according to the Turkish Commercial Code is set as nine.

Article 101 gives the synonyms of some of the old terms used in the Articles of Association. The new term added to this list is 'Banking Law'.

23 February 2006

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com